CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2022 SECOND QUARTER RESULTS
CALGARY, ALBERTA – AUGUST 4, 2022 – FOR IMMEDIATE RELEASE
Canadian Natural's President, Tim McKay, commented on the Company's second quarter 2022 results "Our world class asset base is strategically balanced across commodity types so we can be flexible and capture opportunities throughout the commodity price cycle to maximize value for our shareholders. A substantial portion of our unique and diverse asset base consists of long life low decline assets which have significant, low risk, high value reserves that require lower maintenance capital than most other reserves, making Canadian Natural a truly robust and resilient energy company.
Our culture of continuous improvement with a focus on cost control and safe, effective and efficient operations, and our disciplined approach to capital allocation continues to drive strong operating results. Total corporate production averaged approximately 1,211 MBOE/d in Q2/22, including record quarterly natural gas production of approximately 2.1 Bcf/d which has grown over 30% from Q2/21 levels. We completed turnarounds at our Oil Sands Mining and Upgrading assets in Q2/22, with both mines having returned to full production rates, capturing a strong Synthetic Crude Oil ("SCO") price premium to WTI.
So far in 2022, we have had strong execution and have realized efficiencies in both of our Conventional E&P and thermal in situ drilling programs, resulting in the drilling program being ahead of forecast in terms of actual versus planned wells drilled year-to-date, with comparable costs on a per well basis. In order to maximize value, we plan to continue with our operational momentum in the second half of 2022 maintaining the same base level of operating drilling rigs (approximately 13) to drill additional Conventional E&P wells beyond our original 2022 forecasted levels, which essentially backfills the latter half of our drilling program. Additionally, as part of our strategic growth plan released in January 2022, we are now targeting to drill 15 additional net thermal in situ wells in 2022. Our updated 2022 base and strategic growth capital program is now targeted to be approximately $4.9 billion and corporate production guidance range is increasing to 1,295 MBOE/d to 1,335 MBOE/d.
Environmental, Social and Governance ("ESG") remains a priority for us as evidenced in our 2021 Stewardship Report to Stakeholders published today. This report highlights several of our ESG achievements, including top tier safety performance and the shared value achieved by working together across Canada with 144 Indigenous-owned businesses by which approximately $572 million in contracts were awarded in 2021, a 17% increase from 2020 levels. Additionally, Canadian Natural is a research and development ("R&D") investment leader. We have increased our R&D investment by 33% over 2020 levels with over $450 million invested in 2021 in technology development and deployment, with a focus of this investment on environmental footprint reduction, including reductions in greenhouse gas ("GHG") emissions, and productivity improvements. The Company’s strong track record of R&D investment will continue in 2022 and beyond and is targeted to grow with our participation in the Pathways Alliance. Working together with the federal and Alberta governments, the Pathways Alliance is a transformative industry collaboration with an actionable plan that will help us collectively be more effective and efficient from a time and cost perspective for Carbon Capture, Utilization and Storage ("CCUS") projects and other GHG reduction projects. The federal government’s support through an investment tax credit as well as the Alberta government’s support in principle are important to achieving ambitious GHG emissions reductions by 2030. The tax credit is a positive approach where industry and government can co-invest in CCUS infrastructure at an achievable pace of development. Canadian Natural will continue to provide input to government on the importance of balancing environmental and economic objectives along with being able to support Canada’s allies with energy security."
Canadian Natural's Chief Financial Officer, Mark Stainthorpe, added "We are committed to maximizing shareholder value through effective and nimble capital allocation. In Q2/22, Canadian Natural generated approximately $5.4 billion in adjusted funds flow, resulting in significant free cash flow of approximately $3.3 billion, after dividends of approximately $0.9 billion and net base capital expenditures of approximately $1.3 billion, excluding acquisitions and strategic growth capital. We continue to strengthen our balance sheet, having reduced net debt by approximately $1.4 billion in Q2/22, ending the quarter with approximately $12.4 billion in net debt.
Returns to shareholders year-to-date in 2022 have been significant as we have returned approximately $2.4 billion through dividends and approximately $4.0 billion through share repurchases, for a total of $6.4 billion, up to and including August 3, 2022. This includes the 28% increase to our sustainable and growing quarterly dividend in March 2022 to $0.75 per share, marking 2022 as the 22nd consecutive year of dividend increases. The increasing base dividend demonstrates the confidence that the Board of Directors has in the Company’s world class assets and its ability to generate significant and sustainable free cash flow through the commodity price cycle.
Our free cash flow allocation policy is unique in that shareholder returns are not impacted by strategic growth capital or acquisitions given our current net debt position is below $15 billion, and that our free cash flow is net of dividends. Through Q3/22, we will continue to target to allocate 50% of our free cash flow to share repurchases and 50% to the balance sheet.
Strong execution across the Company's operations year-to-date has resulted in substantial free cash flow generation driven by our top tier long life low decline assets with low maintenance capital requirements and our low cost structure. As a result, our financial position continues to strengthen, allowing for incremental returns to shareholders. Reflecting this, in August 2022, the Board of Directors approved an increase in returns to shareholders by declaring a special dividend of $1.50 per share, payable on August 31, 2022 to shareholders of record on August 23, 2022. This is a step towards the previously announced target to increase shareholder returns when net debt reaches $8 billion, which the Board of Directors see as a sustainable base level of corporate debt.
When you combine our leading financial results with our top tier asset base, this provides unique competitive advantages which drive material free cash flow generation allowing for significant returns to shareholders."

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2022

QUARTERLY HIGHLIGHTS

		Three Months Ended			Six Months Ended

($ millions, except per common share amounts)		Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Net earnings		$3,502	$3,101	$1,551	$6,603	$2,928
Per common share	– basic	$3.04	$2.66	$1.31	$5.70	$2.47
	– diluted	$3.00	$2.63	$1.30	$5.63	$2.46
Adjusted net earnings from operations (1)		$3,800	$3,376	$1,480	$7,176	$2,699
Per common share	– basic (2)	$3.30	$2.90	$1.25	$6.20	$2.28
	– diluted (2)	$3.26	$2.86	$1.24	$6.12	$2.27
Cash flows from operating activities		$5,896	$2,853	$2,940	$8,749	$5,476
Adjusted funds flow (1)		$5,432	$4,975	$3,049	$10,407	$5,761
Per common share	– basic (2)	$4.72	$4.27	$2.57	$8.99	$4.86
	– diluted (2)	$4.66	$4.21	$2.56	$8.87	$4.85
Cash flows used in investing activities		$1,345	$1,251	$719	$2,596	$1,367
Net capital expenditures (1), excluding net acquisition costs and strategic growth capital (3)		$1,266	$844	$957	$2,110	$1,765
Net capital expenditures (1)		$1,450	$1,455	$1,285	$2,905	$2,093
Daily production, before royalties
Natural gas (MMcf/d)		2,105	2,006	1,614	2,056	1,606
Crude oil and NGLs (bbl/d)		860,338	945,809	872,718	902,837	925,741
Equivalent production (BOE/d) (4)		1,211,147	1,280,180	1,141,739	1,245,473	1,193,434
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended June 30, 2022 dated August 3, 2022.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended June 30, 2022 dated August 3, 2022.
(3)Net capital expenditures, excluding net acquisition costs and strategic growth capital, is defined as base capital expenditures.
(4)A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
▪The strength of Canadian Natural's long life low decline asset base, supported by safe, effective and efficient operations makes our business unique, robust and sustainable. In Q2/22, the Company generated strong financial results, including:
•Net earnings of approximately $3.5 billion and adjusted net earnings from operations of approximately $3.8 billion.
•Cash flows from operating activities of approximately $5.9 billion.
•Adjusted funds flow of approximately $5.4 billion.

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2022

▪Strong execution across the Company's operations year-to-date has resulted in substantial free cash flow(1) generation driven by our top tier long life low decline assets with low maintenance capital requirements and our low cost structure. As a result, our financial position continues to strengthen, allowing for incremental returns to shareholders. In August 2022, the Board of Directors approved an increase in returns to shareholders by declaring a special dividend. Subsequent to quarter end, the Company declared:
•A special dividend of $1.50 per share, payable on August 31, 2022 to shareholders of record on August 23, 2022.
•A quarterly base dividend of $0.75 per share, payable on October 5, 2022 to shareholders of record on September 16, 2022. In March 2022, Canadian Natural increased its sustainable and growing quarterly dividend by 28% to $0.75 per share, up from $0.5875 per share, marking 2022 as the 22nd consecutive year of dividend increases.
▪Canadian Natural's free cash flow policy is defined as adjusted funds flow less base capital expenditures and dividends, including special dividends. The Company targets to allocate 50% of this free cash flow to share repurchases and 50% to the balance sheet, less any strategic growth capital / acquisitions. In addition, when the Company's net debt reaches $8 billion, which the Board sees as a base level of corporate debt, the Company will allocate additional free cash flow as incremental returns to shareholders.
•Our policy is unique in that acquisitions and strategic growth capital do not impact returns to shareholders.

Free Cash Flow and Returns to Shareholders

($ millions)	Six Months Ended Jun 30 2022
Adjusted funds flow (1)	$10,407
Less: Base capital expenditures (2)	2,110
Dividends paid on common shares	1,560
Free cash flow	$6,737

Share repurchases	$3,088
Percent of free cash flow	46%
Balance sheet / Strategic Growth Capital / acquisitions	$3,649
Percent of free cash flow	54%

Total direct returns to shareholders (dividends paid and share repurchases)	$4,648
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months ended June 30, 2022 dated August 3, 2022.
(2)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three months ended June 30, 2022 dated August 3, 2022 for more details on net capital expenditures.
▪Canadian Natural delivered substantial free cash flow in Q2/22 of approximately $3.3 billion(2) after approximately $0.9 billion in dividend payments and base capital expenditures(3) of approximately $1.3 billion.
•Returns to shareholders was significant in Q2/22 having returned approximately 53% of adjusted funds flow or approximately $2.9 billion, comprised of approximately $0.9 billion in dividends and approximately $2.0 billion in share repurchases.
◦In Q2/22, the Company repurchased approximately 26.4 million common shares for cancellation at a weighted average price of $75.92 per share for a total of approximately $2.0 billion.
•Year-to-date up to and including August 3, 2022, the Company has returned a total approximately $6.4 billion to shareholders through approximately $2.4 billion in dividends and approximately $4.0 billion through share repurchases via the cancellation of approximately 55.9 million common shares at a weighted average price of $71.47 per share.
◦Since 2010, Canadian Natural has repurchased approximately 189.6 million shares for a total of approximately $9.3 billion at a weighted average price of $49.21 per share.
▪During Q2/22, the Company continued to strengthen its balance sheet and improve its financial flexibility.

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2022

•Increased indirect returns to shareholders by reducing net debt(1) by approximately $1.4 billion, ending the quarter with approximately $12.4 billion in net debt.
•Undrawn revolving bank credit facilities totaling approximately $5.5 billion were available at June 30, 2022. Including cash and cash equivalents and short-term investments, the Company had significant liquidity(1) of approximately $6.1 billion with no amounts drawn under its commercial paper program.
•On June 3, 2022, DBRS upgraded our unsecured long-term investment grade credit rating to A (low) from BBB (high), with a stable rating outlook.
▪In Q2/22, the Company continued its focus on safe, effective and efficient operations, delivering quarterly average production volumes of 1,211,147 BOE/d.
•Canadian Natural delivered record quarterly average natural gas production of 2,105 MMcf/d in Q2/22, increases of approximately 5% and 30% over Q1/22 and Q2/21 levels respectively. The increase over Q1/22 reflects strong drilling results, partially offset by natural field declines. The increase over Q2/21 levels reflects strong drilling results and acquisitions, partially offset by natural field declines.
◦As a result of the Company's diversified sales points, our natural gas production captured strong realized natural gas pricing of $7.93/Mcf in Q2/22, a 51% increase above Q1/22 levels and approximately 30% higher than the AECO benchmark price in Q2/22.
◦Corporate natural gas operating costs(4) averaged $1.17/Mcf in Q2/22, decreases of 11% and 2% from Q1/22 and Q2/21 levels respectively, primarily reflecting seasonality impact and higher production volumes in Q2/22.
•Quarterly liquids production averaged 860,338 bbl/d in Q2/22, a 9% decrease from Q1/22 levels and comparable to Q2/21 levels. The decrease from Q1/22 primarily reflects the planned turnaround activities in Q2/22 on the Company's Oil Sands Mining and Upgrading assets, which reduced production by approximately 73,000 bbl/d in Q2/22.
◦The Company's world class Oil Sands Mining and Upgrading assets continue to deliver safe and reliable production, with Horizon reaching royalty payout in April 2022. Quarterly production averaged 356,953 bbl/d of SCO in Q2/22, reflecting planned turnarounds at Horizon and Scotford completed during the quarter.
–The turnaround at Horizon was completed in 24 days, 8 days earlier than budgeted, primarily as a result of strong execution.
–The turnaround at the non-operated Scotford Upgrader was completed in 82 days, 17 days longer than budgeted.
–With the turnarounds now complete, both AOSP and Horizon have returned to full production rates, capturing a strong SCO price premium of over US$10/bbl to WTI.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended June 30, 2022 dated August 3, 2022.
(2)Based on sum of rounded numbers.
(3)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three months ended June 30, 2022 dated August 3, 2022 for more details on net capital expenditures.
(4)Calculated as production expense divided by respective sales volumes. Natural gas and natural gas liquids production volumes approximate sales volumes.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2022

UPDATE TO 2022 CAPITAL BUDGET AND PRODUCTION
▪Canadian Natural has had strong execution with its drilling program so far in 2022, resulting in the Company drilling 22 net operated wells ahead of forecast, consisting of 11 net thermal in situ and 11 net Conventional E&P wells, with drilling costs on a per well basis comparable to budget, despite inflationary cost pressures. As a result, the Company has the ability to capture additional value by accelerating strategic growth opportunities within our large, unique and diverse asset base to maximize value for our shareholders. As a result, 2022 capital expenditures will be adjusted as follows:
•Base Capital will now be targeted at approximately $3,845 million, an increase of approximately $200 million over original 2022 levels, largely due to forecasted inflationary pressures in all operating areas for items such as steel, manufactured goods, services and labour.
•Strategic Growth Capital will now be targeted at approximately $1,075 million, an increase of approximately $375 million over original 2022 levels, with details of the Company's additional high value opportunities summarized below.
▪Updated 2022 capital expenditures are summarized as follows:

Net Capital Expenditures ($ million)(1)	2022 Budget	2022 Forecast
Base Capital(2)	$3,645	$3,845
Strategic Growth Capital	700	1,075
Total Capital	$4,345	$4,920
(1)Excludes net acquisition costs.
(2)Net capital expenditures, excluding net acquisition costs and strategic growth capital, is defined as base capital expenditures.
▪As a result of efficiencies gained and this incremental Strategic Growth Capital in 2022, we are targeting to add approximately 40,000 BOE/d of additional production growth in 2023 from the original 2022 mid-point of guidance.

Strategic Growth Plan – Incremental Targeted Production	2023 Forecast	2025 Forecast
Natural gas (MMcf/d)	~140	~280
Conventional E&P Crude Oil & NGLs (bbl/d)	~10,000	~35,500
Thermal and Oil Sands Mining & Upgrading (bbl/d)	~7,000	~14,000
Total Liquids (bbl/d)	~17,000	~49,500
Total BOE/d	~40,000	~96,000
▪The incremental Strategic Growth Capital is targeted to be invested, as follows:
•Canadian Natural targets to drill an additional 41 net Conventional E&P wells, which essentially backfills the latter half of the drilling program at a cost of approximately $180 million, which includes pipelines, facilities and additional non-operated activity.
◦As part of this Strategic Growth Capital, the Company will be investing additional capital to delineate its large, undeveloped Clearwater land base of approximately 940,000 net acres, one of the largest land bases of Clearwater rights. Drilling success on our Clearwater rights has resulted in current production from these lands in excess of 10,000 bbl/d, up from 3,900 bbl/d at the start of 2022.
•As part of our original thermal in situ strategic growth plan released in January 2022 and as a result of efficiencies realized to date, the Company is targeting to drill in 2022 an additional 15 net in situ wells, originally targeted for 2023, totaling approximately $45 million in capital spend, which includes pipelines and facilities.
•In Oil Sands Mining and Upgrading, the Company targets to add additional shovels and tailings pipe at Horizon, for total incremental Strategic Growth Capital of approximately $70 million.
•In addition, the following incremental Strategic Growth Capital expenditures in the second half of 2022 are targeted to maintain efficiencies into 2023 and beyond:
◦Primarily long leads for Baobab production drilling in Offshore Africa, totaling approximately $10 million.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2022

◦Progress engineering and long leads for 2 thermal in situ pad additions at Pike, targeting to add approximately 28,000 bbl/d of peak capacity in 2026, totaling approximately $15 million.
◦Progress liquids rich Montney natural gas projects that add capacity of approximately 140 MMcf/d of natural gas and 25,500 bbl/d of liquids in future years, totaling approximately $55 million.
–Farrell Creek Gas Plant targets to add capacity of approximately 70 MMcf/d of natural gas and approximately 7,000 bbl/d of liquids with an on-stream target of July 2023.
–Knopcik Gas Plant targets to add capacity of approximately 70 MMcf/d of natural gas and approximately 18,500 bbl/d of liquids with an on-stream target of November 2024.
▪As a result of strong execution to date in 2022, production guidance is increasing to range between 1,295 MBOE/d to 1,335 MBOE/d, which includes a 5% increase to natural gas from budgeted levels with comparable total liquids.
•Conventional E&P annual production growth in 2022 is targeted to increase by approximately 85,000 BOE/d or 16% from 2021 average production volumes.
▪Updated 2022 targeted production guidance is summarized as follows:

Daily Production Volumes (before royalties)	2022 Budget	2022 Forecast
Natural gas (MMcf/d)	1,980 – 2,030	2,095 – 2,120
Conventional E&P Crude Oil & NGLs (Mbbl/d)	250 – 267	256 – 267
Thermal and Oil Sands Mining & Upgrading (Mbbl/d)(1)	690 – 715	690 – 715
Total Liquids (Mbbl/d)	940 – 982	946 – 982
Total MBOE/d	1,270 – 1,320	1,295 – 1,335
(1)Reflects planned downtime for turnaround activities at Horizon, Scotford and Canadian Natural’s 70% ownership in the AOSP.
Note: See Advisory for cautionary statements, definitions, pricing assumptions and Non-GAAP and other financial measure disclosure.

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2022

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK section of the North Sea and Offshore Africa. Canadian Natural’s production is well balanced between light crude oil, medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil) and SCO (herein collectively referred to as “crude oil”) and natural gas and NGLs. This balance provides optionality for capital investments, maximizing value for the Company’s shareholders.
Underpinning this asset base is the Company's long life low decline production, representing approximately 78% of total forecasted liquids production in 2022, the majority of which is zero decline high value SCO production from the Company's world class Oil Sands Mining and Upgrading assets. The remaining balance of long life low decline production comes from Canadian Natural's top tier thermal in situ oil sands operations and the Company's Pelican Lake heavy crude oil assets. The combination of these long life low decline assets, low reserves replacement costs, and effective and efficient operations results in substantial and sustainable adjusted funds flow throughout the commodity price cycle.
In addition, Canadian Natural maintains a substantial inventory of low capital exposure projects within the Company's conventional asset base. These projects can be executed quickly and, in the right economic conditions, provide excellent returns and maximize value for our shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs that can be optimized over time. Additionally, by owning and operating most of the related infrastructure, Canadian Natural is able to control major components of the Company's operating costs and minimize production commitments. Low capital exposure projects can be quickly stopped or started depending upon success, market conditions or corporate needs.
Canadian Natural’s balanced portfolio, built with both long life low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.

Drilling Activity	Six Months Ended June 30

	2022		2021
(number of wells)	Gross	Net	Gross	Net
Crude oil (1)	142	139	73	71
Natural gas	65	43	38	31
Dry	1	1	—	—
Subtotal	208	183	111	102
Stratigraphic test / service wells	463	395	396	329
Total	671	578	507	431
Success rate (excluding stratigraphic test / service wells)		99%		100%
(1)Includes bitumen wells.
▪The Company drilled a total of 183 net crude oil and natural gas wells in the first six months of 2022 compared to 102 in the first six months of 2021, an increase of 81 net wells over this time period.

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2022

North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended			Six Months Ended
	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs production (bbl/d)	227,540	222,537	219,763	225,052	215,508
Net wells targeting crude oil	39	44	22	83	61
Net successful wells drilled	38	44	22	82	61
Success rate	97%	100%	100%	99%	100%
▪As part of the Company’s updated capital forecast, due to efficiencies realized and continuation of our level loaded schedule, Canadian Natural targets to drill an additional 25 Conventional E&P crude oil wells above its original budgeted plans, which essentially backfills the latter half of the drilling program. Details are as follows:
•At Pelican Lake, the Company targets to drill 8 net crude oil wells, all incremental from budgeted levels.
•The Company targets to drill an additional 7 primary heavy crude oil wells from its original budgeted levels, now totaling 168 net crude oil wells.
•The Company targets to drill an additional 10 net light crude oil wells from its original budgeted levels, now totaling 39 net crude light oil wells.
▪North America E&P liquids production, excluding thermal in situ, averaged 227,540 bbl/d in Q2/22, increases of 2% and 4% over Q1/22 and Q2/21 levels respectively. The increase over Q1/22 primarily reflects strong drilling results, partially offset by natural field declines. The increase over Q2/21 primarily reflects strong drilling results as well as acquisitions, partially offset by natural field declines.
•Primary heavy crude oil production averaged 66,521 bbl/d in Q2/22, a 5% increase from Q1/22 levels and comparable to Q2/21. The increase in production from Q1/22 is primarily a result of strong drilling results, partially offset by natural field declines.
◦Operating costs(1) in the Company's primary heavy crude oil operations averaged $22.86/bbl (US$17.90/bbl) in Q2/22, an increase of 4% over Q1/22 levels, primarily due to increased trucking related costs.
◦At Smith, in the Clearwater primary heavy crude oil play, Canadian Natural drilled 12 horizontal multilateral wells on 4 pads in Q2/22. Current production from these wells is approximately 4,400 bbl/d with a strong capital efficiency(2) of approximately $6,300/BOE/d. The Company has now drilled a total of 19 wells in the Clearwater play in 2022, with total Company Clearwater production now in excess of 10,000 bbl/d, up from approximately 3,900 bbl/d at the start of 2022.
–As part of this Strategic Growth Capital, the Company will be investing additional capital to delineate its large, undeveloped Clearwater land base of approximately 940,000 net acres, one of the largest land bases of Clearwater rights.
•Pelican Lake production averaged 51,112 bbl/d in Q2/22, comparable to Q1/22 levels and a 7% decrease from Q2/21, reflecting the low decline nature of this long life asset and the continued success of this world class polymer flood.
◦Operating costs at Pelican Lake averaged $7.99/bbl (US$6.26/bbl) in Q2/22, a 7% increase from Q1/22 levels, primarily as a result of higher lease maintenance costs due to abnormally wet spring conditions.
•North America light crude oil and NGL production averaged 109,907 bbl/d in Q2/22, increases of 2% and 12% over Q1/22 and Q2/21 levels respectively. The increase over Q1/22 is primarily a result of strong drilling results, partially offset by natural field declines. The increase over Q2/21 is primarily a result of strong drilling results as well as acquisitions, partially offset by natural field declines.
◦Operating costs in the Company's North America light crude oil and NGL areas averaged $15.19/bbl (US$11.90/bbl) in Q2/22, comparable to Q1/22 levels.
(1)Calculated as production expense divided by respective sales volumes.
(2)Supplementary financial measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release.

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2022

◦At Wembley, the Company brought 9 liquids-rich Montney wells on production in late Q1/22 and Q2/22 at a top tier capital efficiency of approximately $3,400/BOE/d. July monthly production from these wells is exceeding budgeted rates, at approximately 8,200 bbl/d of liquids and 27 MMcf/d of natural gas, maximizing existing facility capacity.
◦At Karr, the Company brought 4 gross (3.4 net) Dunvegan light crude oil wells on production in March 2022 at a strong capital efficiency of approximately $5,200/BOE/d. July monthly production from these wells is exceeding budgeted rates, at approximately 2,900 bbl/d of liquids and 3 MMcf/d of natural gas.

Thermal In Situ Oil Sands
	Three Months Ended			Six Months Ended

	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Bitumen production (bbl/d)	249,938	261,743	258,551	255,808	263,016
Net wells targeting bitumen	45	12	4	57	7
Net successful wells drilled	45	12	4	57	7
Success rate	100%	100%	100%	100%	100%
▪Canadian Natural utilized 4 drilling rigs on its thermal in situ assets, which were ahead of budgeted pace by 11 net wells as of the end of Q2/22 due to strong execution. As part of our original thermal in situ strategic growth plan released in January 2022 and as a result of efficiencies realized to date, the Company is targeting to drill in 2022 an additional 15 net in situ wells, originally targeted for 2023, totaling approximately $45 million in capital spend, which includes pipelines and facilities. The Company now targets to drill a total of 117 net in situ wells in 2022.
•Additionally, as part of our capital update, the Company is targeting to progress engineering and long leads for 2 thermal in situ pad additions at Pike, targeting to add approximately 28,000 bbl/d of capacity by 2026.
•Capital efficiencies average approximately $8,000/BOE/d on Steam Assisted Gravity Drainage ("SAGD") pads and approximately $10,000/BOE/d on Cyclic Steam Stimulation ("CSS") pads.
▪Canadian Natural’s thermal in situ assets continued to demonstrate how the strength of the Company's long life low decline assets drive long term shareholder value. Production averaged 249,938 bbl/d in Q2/22, decreases of 5% and 3% from Q1/22 and Q2/21 levels respectively, primarily reflecting planned turnaround activities at Kirby South.
•Thermal in situ operating costs averaged $18.93/bbl (US$14.83/bbl) in Q2/22, an increase of 32% over Q1/22 levels, primarily reflecting higher energy costs.
▪Canadian Natural has been piloting solvent enhanced oil recovery technology on certain of its thermal in situ assets with an objective to increase bitumen production, reduce the Steam to Oil Ratio ("SOR"), reduce GHG intensity and realize high solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.
•The Company is progressing with engineering and design of a commercial scale solvent SAGD pad development at Kirby North, which is targeted to commence solvent injection in early 2024.
•Canadian Natural's second solvent pilot is in the Primrose steam flood area began solvent injection in November 2021 with plans to continue for approximately two years to achieve targeted SOR and GHG intensity reductions of 40% to 45%, with solvent recoveries of greater than 70%. The Company is seeing positive operating results to date, including SOR reductions of approximately 50%.

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2022

North America Natural Gas
	Three Months Ended			Six Months Ended

	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Natural gas production (MMcf/d)	2,089	1,988	1,594	2,039	1,589
Net wells targeting natural gas	20	23	9	43	31
Net successful wells drilled	20	23	9	43	31
Success rate	100%	100%	100%	100%	100%
▪Canadian Natural had, as at December 31, 2021, the largest reported natural gas reserves in Canada with a proved and proved plus probable basis of approximately 12.2 Tcf and 20.2 Tcf respectively. These reserves provide the Company with significant high value growth opportunities for the Company and supports long-term shareholder value.
▪As part of the Company’s updated capital budget, due to efficiencies realized and continuation of our level loaded schedule, Canadian Natural targets to drill additional Conventional E&P wells, which essentially backfills the latter half of the drilling program, resulting in an increase of 16 net natural gas wells from budgeted levels, totaling 70 net natural gas wells targeted in 2022.
•Corporate 2022 annual natural gas production guidance has been increased to record levels, now targeted to range from 2,095 MMcf/d to 2,120 MMcf/d, an increase of 5% at the mid-point from original 2022 budgeted levels.
◦Strong results and incremental capital in 2022 targets to increase annual production this year by approximately 105 MMcf/d from original 2022 budgeted levels.
▪Canadian Natural achieved record quarterly North America natural gas production in Q2/22, averaging approximately 2,089 MMcf/d, increases of 5% and 31% over Q1/22 and Q2/21 levels respectively. The increase over Q1/22 levels primarily reflects strong drilling results, partially offset by natural field declines. The increase over Q2/21 levels primarily reflects strong drilling results and acquisitions, partially offset by natural field declines.
•As a result of the Company's diversified sales points, our natural gas production captured strong realized natural gas pricing of $7.93/Mcf in Q2/22, a 51% increase above Q1/22 levels and approximately 30% higher than the AECO benchmark price in Q2/22.
•North America natural gas operating costs averaged $1.15/Mcf in Q2/22, a 10% decrease from Q1/22 levels, primarily reflecting the seasonality impact, and comparable to Q2/21 levels.
▪Within Canadian Natural's liquids-rich Montney area, the Company continues to utilize its efficient low cost drill-to-fill strategy to maximize production volumes.
•At Townsend, the Company brought a 6 well pad on production in Q2/22 at a strong capital efficiency of approximately $4,500/BOE/d with total July monthly production of approximately 54 MMcf/d.
•At Edson, the Company brought 3 wells on production late in Q1/22 at top tier capital efficiency of approximately $2,800/BOE/d, with total July monthly production of approximately 32 MMcf/d and 560 bbl/d of liquids.

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2022

International Exploration and Production

	Three Months Ended			Six Months Ended

	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil production (bbl/d)	25,907	31,703	32,697	28,789	32,258
Natural gas production (MMcf/d)	16	18	20	17	17
Net wells targeting crude oil	—	—	1.0	—	3.0
Net successful wells drilled	—	—	1.0	—	3.0
Success rate	—%	—%	100%	—%	100%
▪International E&P crude oil production volumes averaged 25,907 bbl/d in Q2/22, down 18% and 21% from Q1/22 and Q2/21 levels respectively, reflecting unplanned maintenance in the North Sea in Q2/22 together with natural field declines.
North America Oil Sands Mining and Upgrading

	Three Months Ended			Six Months Ended

	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Synthetic crude oil production (bbl/d) (1)(2)	356,953	429,826	361,707	393,188	414,959
(1)SCO production before royalties and excludes production volumes consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪The Company's world class Oil Sands Mining and Upgrading assets continue to deliver safe and reliable production, with Horizon reaching royalty payout in April 2022. Quarterly production averaged 356,953 bbl/d of SCO in Q2/22, reflecting planned turnarounds at Horizon and Scotford completed during the quarter.
•The turnaround at Horizon was completed in 24 days, 8 days earlier than budgeted primarily as a result of strong execution.
•The turnaround at the non-operated Scotford Upgrader was completed in 82 days, 17 days longer than budgeted primarily as a result of longer execution.
•With the turnarounds now complete, both AOSP and Horizon have returned to full production rates, capturing a strong SCO price premium of over US$10/bbl to WTI.
•The Horizon and Scotford turnarounds, together with higher energy costs, resulted in Q2/22 operating costs averaging $33.76/bbl (US$26.44/bbl) of SCO.
▪At Horizon, the reliability enhancement project is progressing as planned, with planned tie-in activities completed during the turnaround. Construction of additional Vacuum Distillation Unit ("VDU") and Diluent Recovery Unit ("DRU") furnaces is progressing on schedule, with completion targeted in stages in 2023 and 2024.
•This project is part of the 2022 budgeted Strategic Growth Capital and is targeted to extend the major maintenance cycle from once per year to once every second year, increasing the capacity of zero decline, high value production by approximately 5,000 bbl/d of SCO in 2023, increasing to approximately 14,000 bbl/d of SCO in 2025.
•As a part of the capital update, the Company targets to add additional shovels and tailings pipe at Horizon supporting the reliability project, for total incremental Strategic Growth Capital of approximately $70 million.
▪As budgeted, front end engineering for the In-Pit Extraction Plant ("IPEP") demonstration plant is complete and the Company is now progressing on detailed design work of the 750t/hr commercial unit that will provide dry stackable tailings directly in the mine-pit, targeting to reduce GHG emissions and tailings ponds in the future.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2022

MARKETING

	Three Months Ended			Six Months Ended

	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Crude oil and NGLs pricing
WTI benchmark price (US$/bbl) (1)	$108.42	$94.38	$66.06	$101.44	$61.95
WCS heavy differential as a percentage of WTI (%) (2)	12%	15%	17%	14%	19%
SCO price (US$/bbl)	$114.35	$93.05	$66.49	$103.76	$60.43
Condensate benchmark pricing (US$/bbl)	$108.35	$96.16	$66.39	$102.29	$62.22
Average realized pricing before risk management (C$/bbl) (3)(4)	$115.26	$93.54	$61.20	$104.27	$56.87
Natural gas pricing
AECO benchmark price (C$/GJ)	$5.95	$4.35	$2.70	$5.15	$2.74
Average realized pricing before risk management (C$/Mcf) (4)	$7.93	$5.26	$3.17	$6.63	$3.29
(1)West Texas Intermediate ("WTI").
(2)Western Canadian Select ("WCS").
(3)Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excluding risk management activities.
(4)Non-GAAP ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended June 30, 2022 dated August 3, 2022.
▪Canadian Natural has many strengths when marketing its products, including a balanced and diverse product mix of natural gas, conventional heavy crude oil, conventional light crude oil, thermal in situ and SCO.
▪Crude oil prices increased significantly in the first six months of 2022, due to lower global crude oil inventories and further impacted by the Russian invasion of Ukraine and the decision by OPEC+ to adhere to previously agreed upon production cuts. Additionally, global economic conditions and outlook continued to improve as the effects of COVID-19 became less impactful on the global economy. WTI averaged US$108.42/bbl in Q2/22, up 15% and 64% from Q1/22 and Q2/21 levels respectively.
▪SCO is currently trading at a price premium of over US$10/bbl to WTI reflecting the increased North American demand for refined products as well as partial upgrader outages. Q2/22 SCO price premium was also strong at a US$5.93/bbl premium to WTI, which was also supported by lower volumes in western Canada due to maintenance at oil sands facilities.
▪Increased market egress from western Canada and relatively low storage levels has resulted in a more balanced market for heavy crude oil leading to less pricing volatility and stronger WCS pricing.
•The WCS heavy oil differential as a percentage of WTI averaged 12% in Q2/22, compared to 17% in Q2/21, as a result of improved western Canadian egress and increased demand due to seasonal conditions.
▪Natural gas prices continued to strengthen in Q2/22, with AECO averaging $5.95/GJ, reflecting the increase to the NYMEX North American benchmark price, lower storage levels and increased US Liquefied Natural Gas exports.
•As a result of the Company's diversified sales points, our natural gas production captured strong realized natural gas pricing of $7.93/Mcf in Q2/22, a 51% increase above Q1/22 levels and approximately 30% higher than the AECO benchmark price in Q2/22.
◦Canadian Natural's targeted diversified sales points includes the use of approximately 41% of its total corporate natural gas production in its operations, with approximately 37% targeted to be exported to other North American markets and sold internationally. The remaining 22% would be is sold at AECO/Station 2 pricing.
▪Strong performance at the North West Redwater ("NWR") Refinery continues to increase local demand for heavy crude oil, with production of ultra-low sulphur diesel and other refined products averaging 75,418 BOE/d (18,855 BOE/d to the Company) in Q2/22.

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2022

▪Canadian Natural has been a supporter of incremental pipeline projects, to ensure Canadian crude oil and natural gas can reach the world markets. It is important to have global market access to deliver the most responsible and leading ESG preferred barrels that the world needs.
•As per the latest public update provided by Trans Mountain Corporation on February 18, 2022, construction of the 590,000 bbl/d Trans Mountain Pipeline Expansion, on which Canadian Natural has committed 94,000 bbl/d, is targeted to be mechanically complete in Q4/23.
FINANCIAL REVIEW
The Company continues to implement proven strategies including its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. Canadian Natural’s adjusted funds flow generation, credit facilities, US commercial paper program, access to capital markets, diverse asset base and related flexible capital expenditure program, all support a strong financial position and provide the appropriate financial resources for the near-, mid- and long-term.
▪Safe, effective and efficient operations combined with our high quality, long life low decline asset base generated substantial quarterly free cash flow of approximately $3.3 billion after dividend payments of approximately $0.9 billion and base capital expenditures of approximately $1.3 billion (excluding net acquisitions and strategic growth capital as per the Company's free cash flow allocation policy).
▪Direct returns to shareholders in Q2/22 were strong, totaling approximately $2.9 billion, comprised of approximately $0.9 billion of dividends and approximately $2.0 billion of share repurchases.
•Canadian Natural increased its sustainable and growing quarterly dividend in March 2022 by 28% to $0.75 per share, up from $0.5875 per share, marking 2022 as the 22nd consecutive year of dividend increases.
•In March 2022, the Board of Directors approved the renewal and increase of our NCIB so that Canadian Natural can repurchase for cancellation up to 10% of the public float during the 12 month period commencing March 11, 2022 and ending March 10, 2023.
•In Q2/22, the Company repurchased a total of approximately 26.4 million common shares for cancellation at a weighted average price of $75.92 per share for a total of approximately $2.0 billion.
▪Year-to-date up to and including August 3, 2022, the Company has returned approximately $6.4 billion to shareholders through approximately $2.4 billion in dividends and $4.0 billion from the repurchase and cancellation of approximately 55.9 million common shares.
•Subsequent to quarter end, the Company declared a special dividend of $1.50 per share, payable on August 31, 2022 to shareholders of record on August 23, 2022 and a quarterly dividend of $0.75 per share, payable on October 5, 2022 to shareholders of record on September 16, 2022.
▪During Q2/22, the Company continued to strengthen its balance sheet and improve its financial flexibility.
•Increased indirect returns to shareholders by reducing net debt by approximately $1.4 billion, ending the quarter with approximately $12.4 billion in net debt.
•On June 3, 2022, DBRS upgraded our unsecured long-term investment grade credit rating to A (low) from BBB (high), with a stable rating outlook.
•The Company repaid through market purchases $139 million of medium-term notes with interest rates ranging from 1.45% to 3.55%, originally due between 2023 and 2028.
◦Subsequent to June 30, 2022, the Company repaid through market purchases an additional $101 million of medium-term notes.
•Undrawn revolving bank credit facilities totaling approximately $5.5 billion were available at June 30, 2022. Including cash and cash equivalents and short-term investments, the Company had significant liquidity of approximately $6.1 billion. At June 30, 2022, the Company had no amount drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪Canadian Natural's free cash flow allocation policy states that when net debt is below $15 billion, 50% of free cash flow will be allocated to share repurchases and 50% of free cash flow to the balance sheet less strategic growth / acquisition opportunities. Free cash flow for the purpose of the policy is defined as adjusted funds flow less dividends, which includes special dividends, less base capital. When net debt is below $8 billion, which the Board sees as a base level of corporate net debt, the free cash flow allocation split will be adjusted to allocate additional free cash flow to shareholders.

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2022

ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS
Canada and Canadian Natural are well positioned to deliver responsibly produced energy that the world needs through leading ESG performance. Canadian Natural's culture of continuous improvement provides a significant advantage and results in ongoing enhancements to the Company's environmental performance.
Sustainability Reporting
Canadian Natural has been producing its sustainability report, the Stewardship Report to Stakeholders, since 2004 to report on the Company's ongoing commitment to environmental performance, social responsibility and continuous improvement. Canadian Natural has published its 2021 report in conjunction with Q2/22 results, which is now available on the Company's website at www.cnrl.com. This report displays how Canadian Natural continues to focus on safe, reliable effective and efficient operations while minimizing its environmental footprint. It provides a performance overview across the full range of the Company’s operations in Western Canada, the UK portion of the North Sea and Offshore Africa.
The Company aligns its reporting with recommendations from the Task Force on Climate-Related Financial Disclosures, the reporting framework from the Sustainability Accounting Standards Board and the Global Reporting Initiative. Canadian Natural’s 2021 report includes independent third party reasonable assurance on our scope 1 and 2 emissions (including methane emissions) and limited assurance on our scope 3 emissions.
Highlights from the 2021 report include:
▪49% reduction in the Company's corporate total recordable injury frequency ("TRIF") and a 67% reduction in corporate lost time incident ("LTI") frequency from 2017 to 2021.
▪Invested approximately $450 million in technology development and deployment and approximately $84 million on GHG technology and implementation projects in 2021.
▪Canadian Natural continues to lower its corporate direct GHG emissions intensity with a 13% reduction from 2017 to 2021.
▪45% reduction in 2021 in the Company's absolute methane emissions in its North American E&P operations from its 2016 baseline.
▪57% reduction in 2021 in the Company's in situ fresh water use intensity from 2017.
▪48% reduction in 2021 in the Company's oil sands mining fresh river water use intensity from 2017.
▪Abandoned 3,079 inactive wells and received 889 reclamation certificates in 2021.
▪Awarded approximately $572 million in contracts with local indigenous businesses in 2021.
Pathways Alliance
On June 16, 2022, Canada’s major oil sands producers announced the combination of three existing industry groups, all focused on responsible development, into a single organization called the Pathways Alliance. The new organization incorporates the Oil Sands Pathways to Net Zero Alliance, launched in 2021, Canada’s Oil Sands Innovation Alliance ("COSIA"), created in 2012, and the Oil Sands Community Alliance ("OSCA"), created in 2013.
The six major oil sands companies in the Pathways Alliance, including Canadian Natural, operate approximately 95% of Canada’s oil sands production. The goal of this unique alliance is to support Canada in meeting its climate commitments and position Canada to be the preferred source of crude oil globally. Working collectively with the federal and Alberta governments, the Pathways Alliance has a goal to achieve net zero GHG emissions from oil sands operations by 2050 and is pursuing realistic and workable solutions to help address the challenge of climate change and significantly reduce oil sands emissions. The companies involved look forward to continuing to work with governments and to engage with Indigenous and local communities in northern Alberta, to make this ambitious, major emissions-reduction vision a reality so those communities can continue to benefit from Canadian resource development.
Achieving the group’s goals will require multiple technology pathways, which includes a foundational project to build a major CCUS system and transportation line connecting oil sands facilities in the Fort McMurray, Christina Lake and Cold Lake regions of Alberta to a carbon storage hub near Cold Lake. As part of securing carbon sequestration tenure for the Pathways foundational project, a project proposal was submitted by the Pathways Alliance to the Government of Alberta for a proposed carbon storage hub located in the Cold Lake region.

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2022

Through the Company’s participation in the Pathways Alliance with our industry partners and collaboration with the federal and Alberta governments, Canadian Natural is further refining its goal by targeting to achieve net zero emissions in its oil sands operations by 2050.
Government Support for Carbon Capture, Utilization and Storage
The Government of Canada’s 2022 budget was released on April 7, 2022, which included an investment tax credit for CCUS projects for industries across Canada. The Government of Alberta has indicated support in principle for CCUS projects. The tax credit is a positive step forward in the Company and industry’s efforts to work collaboratively with governments to support Canada in achieving its climate and economic growth objectives.
Canadian Natural is a leader in CCUS and GHG reduction projects and sees many opportunities for industry to advance investments in CCUS projects. That said, CCUS infrastructure will result in long-term incremental costs to the Company and industry’s operations. The announced tax credit is a positive approach whereby industry and government can co-invest in infrastructure at an achievable pace of development. Implementation details of the investment tax credit are important and the Company looks forward to understanding how it can be applied to Canadian Natural’s projects. However, the recent Environment and Climate Change Canada discussion paper on the proposed GHG emissions cap for the oil and natural gas sector relies on regulated, unrealistic targets to achieve reductions. Canadian Natural will continue to provide input to government on the importance of balancing environmental and economic objectives along with being able to support Canada’s allies with energy security.
Environmental Targets
As previously announced, Canadian Natural has committed to the following environmental targets:
▪50% reduction in North America E&P (including thermal in situ) methane emissions by 2030, from a 2016 baseline.
▪40% reduction in thermal in situ fresh water usage intensity by 2026, from a 2017 baseline.
▪40% reduction in mining fresh river water usage intensity by 2026, from a 2017 baseline.

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2022

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the timing and impact of the Oil Sands Pathways to Net Zero ("Pathways") initiative, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic, the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+") and rising inflation rates) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2022

products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including any production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three and six months ended June 30, 2022 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2021. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements for the three and six months ended June 30, 2022 and the Company's MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three and six months ended June 30, 2022 in relation to the comparable periods in 2021 and the first quarter of 2022. The accompanying tables form an integral part of the Company's MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A dated August 3, 2022.

Canadian Natural Resources Limited	18	Three and six months ended June 30, 2022

Special Note Regarding non-GAAP and Other Financial Measures
This press release includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months ended June 30, 2022, dated August 3, 2022.
Free Cash Flow
Free cash flow is a non-GAAP financial measure that represents adjusted funds flow adjusted for base capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay debt.

	Three Months Ended			Six Months Ended

($ millions)	Jun 30 2022	Mar 31 2022	Jun 30 2021	Jun 30 2022	Jun 30 2021
Adjusted funds flow (1)	$5,432	$4,975	$3,049	$10,407	$5,761
Less: Base capital expenditures (2)	1,266	844	957	2,110	1,765
Dividends on common shares	871	689	557	1,560	1,060
Free cash flow	$3,295	$3,442	$1,535	$6,737	$2,936
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months ended June 30, 2022 dated August 3, 2022.
(2)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three months ended June 30, 2022 dated August 3, 2022 for more details on net capital expenditures.
Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.

Canadian Natural Resources Limited	19	Three and six months ended June 30, 2022

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2022 Second Quarter Results on Thursday, August 4, 2022 before market open.
A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Thursday, August 4, 2022.
Dial-in to the live event:
North America 1-888-886-7786 / International 001-416-764-8658 (Passcode: 33983272)
Listen to the audio webcast:
Access the audio webcast on the home page of our website www.cnrl.com.
Conference call playback: (available until Thursday, August 18, 2022)
North America 1-877-674-7070 / International 001-416-764-8692 (Passcode: 983272#)
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Canadian Natural Resources Limited	20	Three and six months ended June 30, 2022